NEWS RELEASE

FIRST PACIFIC
FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)

GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
[redacted]tpac.com.hk Fax: (852) 2845 9243
.pacco.com

Wednesday, 30 August 2006

INDOFOOD'S FIRST SEMESTER 2006 FINANCIAL RESULTS
Indofood Delivers Sustained Sales Growth and Improved Net Income

The attached press release was released today in Jakarta by Indofood, in which the First Pacific Group holds an economic interest of 51.5 per cent.

Indofood is the premier processed-foods company in Indonesia, which offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business units, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari, Edible Oils and Fats and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country. Further information on Indofood can be found at www.indofood.co.id.

* * *

For further information, please contact:

Werianty Setiawan
Head of Investor Relations

Tel: (62-21) 522 8822 ext. 253

dw9/12

Indofood
THE SYMBOL OF QUALITY FOODS

PRESS RELEASE

INDOFOOD'S FIRST SEMESTER 2006 FINANCIAL RESULTS

Indofood Delivers Sustained Sales Growth and Improved Net Income

Jakarta - 31 August 2006 - PT. Indofood Sukses Makmur Tbk. ("Indofood") today announced its financial results for the first semester of 2006, reporting a 17.8% (YoY) growth in net sales over 1H05 and improved net income of Rp267.8 billion (1H05:Rp14.5bn).

Net sales rose to Rp10,1 trillion in 1H06 from Rp8,6 trillion in 1H05, driven by strong growth in sales volume across most of the divisions, partially as the result of the ongoing improvements in our distribution system. Consumer Branded Products, including; Noodles, Nutrition and Special Foods, Snack Foods, and Food Seasonings (CBP), Bogasari, Edible Oils & Fats and Distribution posted sales growths of 23.1%, 13.9%, 5.3% and 37.0% respectively.

"We are pleased with the growth achieved in the first semester, particularly in light of weak consumer purchasing power", said Anthoni Salim, Indofood's President Director and CEO. "It is a result of concerted efforts made by our entire team and closer coordination across the Divisions"

The rising energy price, raw material and transportation costs continued to undermine profitability. Gross and EBIT margins declined to 22.7% and 9.2% in 1H06, compared to 24.9% and 10.3% in 1H05. The increase in sales volume, continuing cost efficiency initiatives, strengthening of the Rupiah and elimination of premium on principal-only swap, as well as the decline in interest and other financing charges contributed to the significant improvement of our net income in 1H06 to Rp267.8 billion (1H05:Rp14.5billion).

Debt to equity and net gearing ratios slightly improved to 1.58 times and 1.18 times (31 December 2005:1.59 times and 1.36 times).

THE BOARD OF DIRECTORS
PT. INDOFOOD SUKSES MAKMUR Tbk.

PT INDOFOOD SUKSES MAKMUR Tbk

AND SUBSIDIARIES
GEDUNG ARIOBIMO SENTRAL, 12th Floor, Jl. HR Rasuna Said X-2 Kav. 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 21) 5228822 Fax : 5226014/5225960

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2006 AND 2005
(Amounts in Thousands of Rupiah, except Share Data)
(UNAUDITED)

ASSETS

	2006 Rp	2005 Rp
CURRENT ASSETS		
Cash and cash equivalents	1,759,127,338	981,131,112
Short-term investments	500,063,274	411,615,119
Accounts receivable		
Trade		
Third parties - net	1,344,080,681	1,351,713,761
Related parties	101,740,320	118,829,553
Non-trade		
Third parties - net	170,942,163	231,336,527
Related parties	54,642,358	114,374,445
Inventories - net	2,519,166,202	2,462,290,066
Advances and deposits	242,273,198	192,193,065
Prepaid taxes	303,993,759	184,022,835
Prepaid expenses and other current assets	109,448,979	79,200,013
Total Current Assets	7,105,478,272	6,126,706,496
NON-CURRENT ASSETS		
Claims for tax refund	247,272,276	306,622,696
Deferred tax assets - net	95,002,372	44,795,465
Investments in shares of stock and convertible bonds	26,053,814	279,701,966
Plantations		
Mature plantations - net	209,764,250	147,955,334
Immature plantations	311,953,059	168,255,215
Property, plant and equipment - net	6,686,915,078	6,005,567,331
Deferred charges - net	265,541,696	185,988,370
Goodwill - net	252,568,471	211,575,591
Other non-current assets	791,335,425	765,796,717
Total Non-current Assets	8,786,406,441	8,106,278,685
TOTAL ASSETS	15,891,884,713	14,232,985,181

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006 Rp	2005 Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	1,571,196,738	220,218,891
Trust receipts payable	726,923,112	516,050,416
Accounts payable		
Trade		
Third parties	1,386,286,938	1,231,976,221
Related parties	54,684,119	57,143,477
Non-trade		
Third parties	259,605,494	292,447,271
Related parties	30,199,765	82,898,611
Accrued expenses	466,649,913	336,819,958
Taxes payable	266,842,683	154,141,532
Current maturities of long-term debts		
Bonds payable	-	1,000,000,000
Bank loans	468,324,363	439,374,363
Obligations under capital leases	-	7,463,210
Total Current Liabilities	5,230,713,125	4,338,533,950
NON-CURRENT LIABILITIES		
Long-term debts - net of current maturities		
Bonds and guaranteed notes payable - net	2,188,988,398	4,017,982,450
Bank loans	2,136,670,750	250,941,806
Total long-term debts	4,325,659,148	4,268,924,256
Deferred tax liabilities - net	791,919,609	583,022,695
Estimated liabilities for employee benefits	425,739,150	227,979,851
Goodwill - net	3,400,919	-
Total Non-current Liabilities	5,546,718,826	5,079,926,802
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	612,424,888	619,735,513
SHAREHOLDERS' EQUITY		
Capital stock - Rp 100 par value		
Authorized - 30,000,000,000 shares		
Issued and fully paid - 9,444,189,000 shares	944,418,900	944,418,900
Additional paid-in capital	1,182,045,894	1,182,045,894
Differences in values of restructuring transactions among entities under common control	(989,440,807)	(917,740,765)
Unrealized gains on investments in marketable securities - net	72,371,941	31,247,095
Differences arising from changes in equities of Subsidiaries	138,909,956	78,731,138
Differences arising from foreign currency translations	4,951,873	2,064,933
Retained earnings		
Appropriated	50,000,000	45,000,000
Unappropriated	3,839,839,458	3,570,091,062
Treasury stock - 915,600,000 shares	(741,069,341)	(741,069,341)
Net Shareholders' Equity	4,502,027,674	4,194,788,916
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,891,884,713	14,232,985,181

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(Amounts in Thousands of Rupiah, except Earnings per Share)
(UNAUDITED)

	2006 Rp	2005 Rp
NET SALES	10,141,746,841	8,608,699,072
COST OF GOODS SOLD	7,838,588,269	6,469,379,603
GROSS PROFIT	2,303,158,572	2,139,319,469
OPERATING EXPENSES		
Selling	856,788,522	790,495,245
General and administrative	514,609,250	464,697,600
Total Operating Expenses	1,371,397,772	1,255,192,845
INCOME FROM OPERATIONS	931,760,800	884,126,624
OTHER INCOME / (CHARGES)		
Interest income	28,318,182	24,814,788
Interest expense and other financing charges	(442,428,650)	(452,110,827)
Gains (losses) on foreign exchange - net	50,220,898	(445,081,616)
Others - net	(3,955,267)	111,595,877
Other Charges - Net	(367,844,837)	(760,781,778)
INCOME BEFORE INCOME TAX BENEFIT / (EXPENSE)	563,915,963	123,344,846
INCOME TAX BENEFIT / (EXPENSE)		
Current	(177,065,492)	(141,736,744)
Deferred	(79,600,230)	88,081,120
Income Tax Expense - Net	(256,665,722)	(53,655,624)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	307,250,241	69,689,222
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	(39,480,093)	(55,234,954)
NET INCOME	267,770,148	14,454,268
EARNINGS PER SHARE		
Income from Operations	109	104
Net Income	31	2

Notes : 1. Earnings per share is computed based on the weighted average number of outstanding shares during the periods.
2. The foreign exchange rates used at June 30, 2006 and 2005 were Rp 9,300 and Rp 9,713 to US$ 1, respectively.
3. The above Consolidated Balance Sheets as of June 30, 2006 and 2005, and the related Consolidated Statements of Income for the six months ended June 30, 2006 and 2005 had been reviewed by Purwantono, Sarwoko & Sandjaja, Registered Public Accountants.

Jakarta, August 31, 2006

The Board of Directors
PT INDOFOOD SUKSES MAKMUR Tbk

NEWS
RELEASE

FIRST PACIFIC
FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)

GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com

Wednesday, 30 August 2006

INDOFOOD'S FIRST SEMESTER 2006 FINANCIAL RESULTS
Indofood Delivers Sustained Sales Growth and Improved Net Income

The attached press release was released today in Jakarta by Indofood, in which the First Pacific Group holds an economic interest of 51.5 per cent.

Indofood is the premier processed-foods company in Indonesia, which offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business units, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari, Edible Oils and Fats and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country. Further information on Indofood can be found at www.indofood.co.id.

* * *

For further information, please contact:

Werianty Setiawan — Tel: (62-21) 522 8822 ext. 253
Head of Investor Relations

Indofood
THE SYMBOL OF QUALITY FOODS

PRESS RELEASE

INDOFOOD'S FIRST SEMESTER 2006 FINANCIAL RESULTS
Indofood Delivers Sustained Sales Growth and Improved Net Income

Jakarta - 31 August 2006 - PT. Indofood Sukses Makmur Tbk. ("Indofood") today announced its financial results for the first semester of 2006, reporting a 17.8% (YoY) growth in net sales over 1H05 and improved net income of Rp267.8 billion (1H05:Rp14.5bn).

Net sales rose to Rp10,1 trillion in 1H06 from Rp8,6 trillion in 1H05, driven by strong growth in sales volume across most of the divisions, partially as the result of the ongoing improvements in our distribution system. Consumer Branded Products, including; Noodles, Nutrition and Special Foods, Snack Foods, and Food Seasonings (CBP), Bogasari, Edible Oils & Fats and Distribution posted sales growths of 23.1%, 13.9%, 5.3% and 37.0% respectively.

"We are pleased with the growth achieved in the first semester, particularly in light of weak consumer purchasing power", said Anthoni Salim, Indofood's President Director and CEO. "It is a result of concerted efforts made by our entire team and closer coordination across the Divisions"

The rising energy price, raw material and transportation costs continued to undermine profitability. Gross and EBIT margins declined to 22.7% and 9.2% in 1H06, compared to 24.9% and 10.3% in 1H05. The increase in sales volume, continuing cost efficiency initiatives, strengthening of the Rupiah and elimination of premium on principal-only swap, as well as the decline in interest and other financing charges contributed to the significant improvement of our net income in 1H06 to Rp267.8 billion (1H05:Rp14.5billion).

Debt to equity and net gearing ratios slightly improved to 1.58 times and 1.18 times (31 December 2005:1.59 times and 1.36 times).

THE BOARD OF DIRECTORS
PT. INDOFOOD SUKSES MAKMUR Tbk.

PT INDOFOOD SUKSES MAKMUR Tbk

AND SUBSIDIARIES

GEDUNG ARIOBIMO SENTRAL, 12th Floor, Jl. HR Rasuna Said X-2 Kav. 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 21) 5228822 Fax : 5226014/5225960

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2006 AND 2005
(Amounts in Thousands of Rupiah, except Share Data)
(UNAUDITED)

ASSETS

	2006 Rp	2005 Rp
CURRENT ASSETS		
Cash and cash equivalents	1,759,127,338	981,131,112
Short-term investments	500,063,274	411,615,119
Accounts receivable		
Trade		
Third parties - net	1,344,080,681	1,351,713,761
Related parties	101,740,320	118,829,553
Non-trade		
Third parties - net	170,942,163	231,336,527
Related parties	54,642,358	114,374,445
Inventories - net	2,519,166,202	2,462,290,066
Advances and deposits	242,273,198	192,193,065
Prepaid taxes	303,993,759	184,022,835
Prepaid expenses and other current assets	109,446,979	79,200,013
Total Current Assets	7,105,478,272	6,126,706,496
NON-CURRENT ASSETS		
Claims for tax refund	247,272,276	306,622,696
Deferred tax assets - net	95,002,372	44,795,465
Investments in shares of stock and convertible bonds	25,053,814	279,701,966
Plantations		
Mature plantations - net	209,764,250	147,955,334
Immature plantations	311,953,059	168,255,215
Property, plant and equipment - net	6,566,915,078	6,005,567,331
Deferred charges - net	265,541,696	185,988,370
Goodwill - net	252,568,471	211,575,591
Other non-current assets	791,335,425	765,796,717
Total Non-current Assets	8,786,406,441	8,106,278,685
TOTAL ASSETS	15,891,884,713	14,232,985,181

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006 Rp	2005 Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	1,571,196,738	220,218,891
Trust receipts payable	726,923,112	516,050,416
Accounts payable		
Trade		
Third parties	1,386,286,938	1,231,976,221
Related parties	54,684,119	57,143,477
Non-trade		
Third parties	259,605,494	292,447,271
Related parties	30,199,765	82,898,611
Accrued expenses	466,649,913	336,619,958
Taxes payable	266,842,683	154,141,532
Current maturities of long-term debts		
Bonds payable	-	1,000,000,000
Bank loans	468,324,363	439,374,363
Obligations under capital leases	-	7,463,210
Total Current Liabilities	5,230,713,125	4,338,533,950
NON-CURRENT LIABILITIES		
Long-term debts - net of current maturities		
Bonds and guaranteed notes payable - net	2,188,988,398	4,017,982,450
Bank loans	2,136,670,750	250,941,806
Total long-term debts	4,325,659,148	4,268,924,256
Deferred tax liabilities - net	791,919,609	583,022,695
Estimated liabilities for employee benefits	425,739,150	227,979,851
Goodwill - net	3,400,919	-
Total Non-current Liabilities	5,546,718,826	5,079,926,802
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	612,424,888	619,735,513
SHAREHOLDERS' EQUITY		
Capital stock - Rp 100 par value		
Authorized - 30,000,000,000 shares		
Issued and fully paid - 9,444,189,000 shares	944,418,900	944,418,900
Additional paid-in capital	1,182,045,894	1,182,045,894
Differences in values of restructuring transactions among entities under common control	(969,440,807)	(917,740,765)
Unrealized gains on investments in marketable securities - net	72,371,941	31,247,095
Differences arising from changes in equities of Subsidiaries	138,909,956	78,731,138
Differences arising from foreign currency translations	4,951,873	2,064,933
Retained earnings		
Appropriated	50,000,000	46,000,000
Unappropriated	3,839,839,458	3,570,091,062
Treasury stock - 915,600,000 shares	(741,069,341)	(741,069,341)
Net Shareholders' Equity	4,502,027,874	4,194,788,916
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,891,884,713	14,232,985,181

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(Amounts in Thousands of Rupiah, except Earnings per Share)
(UNAUDITED)

	2006 Rp	2005 Rp
NET SALES	10,141,746,841	8,608,699,072
COST OF GOODS SOLD	7,838,588,269	6,469,379,603
GROSS PROFIT	2,303,158,572	2,139,319,469
OPERATING EXPENSES		
Selling	856,788,522	790,495,245
General and administrative	514,609,250	464,697,600
Total Operating Expenses	1,371,397,772	1,255,192,845
INCOME FROM OPERATIONS	931,760,800	884,126,624
OTHER INCOME / (CHARGES)		
Interest income	28,318,182	24,814,788
Interest expense and other financing charges	(442,428,650)	(452,110,827)
Gains (losses) on foreign exchange - net	50,220,898	(445,081,616)
Others - net	(3,955,267)	111,595,877
Other Charges - Net	(367,844,837)	(760,781,778)
INCOME BEFORE INCOME TAX BENEFIT / (EXPENSE)	563,915,963	123,344,846
INCOME TAX BENEFIT / (EXPENSE)		
Current	(177,065,492)	(141,736,744)
Deferred	(79,600,230)	88,081,120
Income Tax Expense - Net	(256,665,722)	(53,655,624)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	307,250,241	69,689,222
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	(39,480,093)	(55,234,954)
NET INCOME	267,770,148	14,454,268
EARNINGS PER SHARE		
Income from Operations	109	104
Net Income	31	2

Notes : 1. Earnings per share is computed based on the weighted average number of outstanding shares during the periods.
2. The foreign exchange rates used at June 30, 2006 and 2005 were Rp 9,300 and Rp 9,713 to US$ 1, respectively.
3. The above Consolidated Balance Sheets as of June 30, 2006 and 2005, and the related Consolidated Statements of Income for the six months ended June 30, 2006 and 2005 had been reviewed by Purwantono, Sarwoko & Sandjaja, Registered Public Accountants.

Jakarta, August 31, 2006

The Board of Directors
PT INDOFOOD SUKSES MAKMUR Tbk

NEWS RELEASE

RECEIVED
2006 SEP 12 P 12: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)

GROUP CORPORATE COMMUNICATIONS
24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com

Wednesday, 30 August 2006

INDOFOOD'S FIRST SEMESTER 2006 FINANCIAL RESULTS
Indofood Delivers Sustained Sales Growth and Improved Net Income

The attached press release was released today in Jakarta by Indofood, in which the First Pacific Group holds an economic interest of 51.5 per cent.

Indofood is the premier processed-foods company in Indonesia, which offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business units, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari, Edible Oils and Fats and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country. Further information on Indofood can be found at www.indofood.co.id.

* * *

For further information, please contact:

Werianty Setiawan — Tel: (62-21) 522 8822 ext. 253
Head of Investor Relations

Indofood
THE SYMBOL OF QUALITY FOODS

PRESS RELEASE

INDOFOOD'S FIRST SEMESTER 2006 FINANCIAL RESULTS
Indofood Delivers Sustained Sales Growth and Improved Net Income

Jakarta - 31 August 2006 - PT. Indofood Sukses Makmur Tbk. ("Indofood") today announced its financial results for the first semester of 2006, reporting a 17.8% (YoY) growth in net sales over 1H05 and improved net income of Rp267.8 billion (1H05:Rp14.5bn).

Net sales rose to Rp10,1 trillion in 1H06 from Rp8,6 trillion in 1H05, driven by strong growth in sales volume across most of the divisions, partially as the result of the ongoing improvements in our distribution system. Consumer Branded Products, including; Noodles, Nutrition and Special Foods, Snack Foods, and Food Seasonings (CBP), Bogasari, Edible Oils & Fats and Distribution posted sales growths of 23.1%, 13.9%, 5.3% and 37.0% respectively.

"We are pleased with the growth achieved in the first semester, particularly in light of weak consumer purchasing power", said Anthoni Salim, Indofood's President Director and CEO. "It is a result of concerted efforts made by our entire team and closer coordination across the Divisions"

The rising energy price, raw material and transportation costs continued to undermine profitability. Gross and EBIT margins declined to 22.7% and 9.2% in 1H06, compared to 24.9% and 10.3% in 1H05. The increase in sales volume, continuing cost efficiency initiatives, strengthening of the Rupiah and elimination of premium on principal-only swap, as well as the decline in interest and other financing charges contributed to the significant improvement of our net income in 1H06 to Rp267.8 billion (1H05:Rp14.5billion).

Debt to equity and net gearing ratios slightly improved to 1.58 times and 1.18 times (31 December 2005:1.59 times and 1.36 times).

THE BOARD OF DIRECTORS
PT. INDOFOOD SUKSES MAKMUR Tbk.

PT INDOFOOD SUKSES MAKMUR Tbk

AND SUBSIDIARIES

GEDUNG ARIOBIMO SENTRAL, 12th Floor, Jl. HR Rasuna Said X-2 Kav. 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 21) 5228822 Fax : 5226014/5225960

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2006 AND 2005
(Amounts in Thousands of Rupiah, except Share Data)
(UNAUDITED)

ASSETS

	2006 Rp	2005 Rp
CURRENT ASSETS		
Cash and cash equivalents	1,759,127,338	981,131,112
Short-term investments	500,063,274	411,615,119
Accounts receivable		
Trade		
Third parties - net	1,344,080,681	1,351,713,761
Related parties	101,740,320	118,829,553
Non-trade		
Third parties - net	170,942,163	231,336,527
Related parties	54,642,358	114,374,445
Inventories - net	2,519,166,202	2,462,290,066
Advances and deposits	242,273,198	192,193,065
Prepaid taxes	303,993,759	184,022,835
Prepaid expenses and other current assets	109,448,979	79,200,013
Total Current Assets	7,105,478,272	6,126,706,496
NON-CURRENT ASSETS		
Claims for tax refund	247,272,276	306,622,696
Deferred tax assets - net	95,002,372	44,795,465
Investments in shares of stock and convertible bonds	26,053,814	279,701,966
Plantations		
Mature plantations - net	209,764,250	147,955,334
Immature plantations	311,953,059	158,255,215
Property, plant and equipment - net	6,586,915,078	6,005,587,331
Deferred charges - net	265,541,696	185,988,370
Goodwill - net	252,568,471	211,575,591
Other non-current assets	731,335,425	765,796,717
Total Non-current Assets	8,786,406,441	8,106,278,685
TOTAL ASSETS	15,891,884,713	14,232,985,181

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006 Rp	2005 Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	1,571,196,738	220,218,891
Trust receipts payable	726,923,112	516,050,416
Accounts payable		
Trade		
Third parties	1,386,286,938	1,231,976,221
Related parties	54,584,119	57,143,477
Non-trade		
Third parties	259,605,494	292,447,271
Related parties	30,199,765	82,898,611
Accrued expenses	466,649,913	336,819,958
Taxes payable	266,842,683	154,141,532
Current maturities of long-term debts		
Bonds payable	-	1,000,000,000
Bank loans	468,324,363	439,374,363
Obligations under capital leases	-	7,463,210
Total Current Liabilities	5,230,713,125	4,338,533,950
NON-CURRENT LIABILITIES		
Long-term debts - net of current maturities		
Bonds and guaranteed notes payable - net	2,188,988,398	4,017,982,450
Bank loans	2,136,670,750	250,941,806
Total long-term debts	4,325,659,148	4,268,924,256
Deferred tax liabilities - net	791,919,609	583,022,695
Estimated liabilities for employee benefits	425,739,150	227,979,851
Goodwill - net	3,400,919	-
Total Non-current Liabilities	5,546,718,826	5,079,926,802
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	612,424,888	619,735,513
SHAREHOLDERS' EQUITY		
Capital stock - Rp 100 par value		
Authorized - 30,000,000,000 shares		
Issued and fully paid - 9,444,189,000 shares	944,418,900	944,418,900
Additional paid-in capital	1,182,045,894	1,182,045,894
Differences in values of restructuring transactions among entities under common control	(989,440,807)	(917,740,765)
Unrealized gains on investments in marketable securities - net	72,371,941	31,247,095
Differences arising from changes in equities of Subsidiaries	138,909,956	78,731,138
Differences arising from foreign currency translations	4,951,873	2,064,933
Retained earnings		
Appropriated	50,000,000	45,000,000
Unappropriated	3,839,839,458	3,570,091,062
Treasury stock - 915,600,000 shares	(741,069,341)	(741,069,341)
Net Shareholders' Equity	4,502,027,874	4,194,788,916
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,891,884,713	14,232,985,181

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(Amounts in Thousands of Rupiah, except Earnings per Share)
(UNAUDITED)

	2006 Rp	2005 Rp
NET SALES	10,141,746,841	8,608,699,072
COST OF GOODS SOLD	7,838,588,269	6,469,379,603
GROSS PROFIT	2,303,158,572	2,139,319,469
OPERATING EXPENSES		
Selling	856,788,522	790,495,245
General and administrative	514,609,250	464,697,600
Total Operating Expenses	1,371,397,772	1,255,192,845
INCOME FROM OPERATIONS	931,760,800	884,126,624
OTHER INCOME / (CHARGES)		
Interest income	28,318,182	24,814,788
Interest expense and other financing charges	(442,428,650)	(452,110,827)
Gains (losses) on foreign exchange - net	50,220,898	(445,081,516)
Others - net	(3,955,267)	111,595,877
Other Charges - Net	(367,844,837)	(760,781,778)
INCOME BEFORE INCOME TAX BENEFIT / (EXPENSE)	563,915,963	123,344,846
INCOME TAX BENEFIT / (EXPENSE)		
Current	(177,065,492)	(141,736,744)
Deferred	(79,600,230)	88,081,120
Income Tax Expense - Net	(256,665,722)	(53,655,624)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	307,250,241	69,689,222
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	(39,480,093)	(55,234,954)
NET INCOME	267,770,148	14,454,268
EARNINGS PER SHARE		
Income from Operations	109	104
Net Income	31	2

Notes : 1. Earnings per share is computed based on the weighted average number of outstanding shares during the periods.
2. The foreign exchange rates used at June 30, 2006 and 2005 were Rp 9,300 and Rp 9,713 to US$ 1, respectively.
3. The above Consolidated Balance Sheets as of June 30, 2006 and 2005, and the related Consolidated Statements of Income for the six months ended June 30, 2006 and 2005 had been reviewed by Purwantono, Sarwoko & Sandjaja, Registered Public Accountants.

Jakarta, August 31, 2006

The Board of Directors
PT INDOFOOD SUKSES MAKMUR Tbk

NEWS
R E L E A S E

FIRST PACIFIC
FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)

GROUP CORPORATE COMMUNICATIONS
24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com

Wednesday, 30 August 2006

INDOFOOD'S FIRST SEMESTER 2006 FINANCIAL RESULTS
Indofood Delivers Sustained Sales Growth and Improved Net Income

The attached press release was released today in Jakarta by Indofood, in which the First Pacific Group holds an economic interest of 51.5 per cent.

Indofood is the premier processed-foods company in Indonesia, which offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business units, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari, Edible Oils and Fats and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country. Further information on Indofood can be found at www.indofood.co.id.

* * *

For further information, please contact:

Werianty Setiawan — Tel: (62-21) 522 8822 ext. 253
Head of Investor Relations

Indofood
THE SYMBOL OF QUALITY FOODS

PRESS RELEASE

INDOFOOD'S FIRST SEMESTER 2006 FINANCIAL RESULTS
Indofood Delivers Sustained Sales Growth and Improved Net Income

Jakarta - 31 August 2006 - PT. Indofood Sukses Makmur Tbk. ("Indofood") today announced its financial results for the first semester of 2006, reporting a 17.8% (YoY) growth in net sales over 1H05 and improved net income of Rp267.8 billion (1H05:Rp14.5bn).

Net sales rose to Rp10,1 trillion in 1H06 from Rp8,6 trillion in 1H05, driven by strong growth in sales volume across most of the divisions, partially as the result of the ongoing improvements in our distribution system. Consumer Branded Products, including; Noodles, Nutrition and Special Foods, Snack Foods, and Food Seasonings (CBP), Bogasari, Edible Oils & Fats and Distribution posted sales growths of 23.1%, 13.9%, 5.3% and 37.0% respectively.

"We are pleased with the growth achieved in the first semester, particularly in light of weak consumer purchasing power", said Anthoni Salim, Indofood's President Director and CEO. "It is a result of concerted efforts made by our entire team and closer coordination across the Divisions"

The rising energy price, raw material and transportation costs continued to undermine profitability. Gross and EBIT margins declined to 22.7% and 9.2% in 1H06, compared to 24.9% and 10.3% in 1H05. The increase in sales volume, continuing cost efficiency initiatives, strengthening of the Rupiah and elimination of premium on principal-only swap, as well as the decline in interest and other financing charges contributed to the significant improvement of our net income in 1H06 to Rp267.8 billion (1H05:Rp14.5billion).

Debt to equity and net gearing ratios slightly improved to 1.58 times and 1.18 times (31 December 2005:1.59 times and 1.36 times).

THE BOARD OF DIRECTORS
PT. INDOFOOD SUKSES MAKMUR Tbk.

PT INDOFOOD SUKSES MAKMUR Tbk

AND SUBSIDIARIES

GEDUNG ARIOBIMO SENTRAL, 12th Floor, Jl. HR Rasuna Said X-2 Kav. 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 21) 5228822 Fax : 5226014/5225960

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2006 AND 2005
(Amounts in Thousands of Rupiah, except Share Data)
(UNAUDITED)

ASSETS

	2006 Rp	2005 Rp
CURRENT ASSETS		
Cash and cash equivalents	1,759,127,338	981,131,112
Short-term investments	500,063,274	411,615,119
Accounts receivable		
Trade		
Third parties - net	1,344,080,681	1,351,713,761
Related parties	101,740,320	118,829,553
Non-trade		
Third parties - net	170,942,163	231,336,527
Related parties	54,642,358	114,374,445
Inventories - net	2,519,166,202	2,462,290,066
Advances and deposits	242,273,198	192,193,065
Prepaid taxes	303,993,759	184,022,835
Prepaid expenses and other current assets	109,448,979	79,200,013
Total Current Assets	7,105,478,272	6,126,706,496
NON-CURRENT ASSETS		
Claims for tax refund	247,272,278	306,622,696
Deferred tax assets - net	95,002,372	44,795,465
Investments in shares of stock and convertible bonds	26,053,814	279,701,966
Plantations		
Mature plantations - net	209,764,250	147,955,334
Immature plantations	311,953,059	168,255,215
Property, plant and equipment - net	6,586,915,078	6,005,587,331
Deferred charges - net	265,541,696	185,988,370
Goodwill - net	252,568,471	211,575,591
Other non-current assets	791,335,425	765,796,717
Total Non-current Assets	8,786,406,441	8,106,278,685
TOTAL ASSETS	15,891,884,713	14,232,985,181

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006 Rp	2005 Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	1,571,196,738	220,218,891
Trust receipts payable	726,923,112	516,050,416
Accounts payable		
Trade		
Third parties	1,386,286,938	1,231,976,221
Related parties	54,684,119	57,143,477
Non-trade		
Third parties	259,605,494	292,447,271
Related parties	30,199,765	82,898,611
Accrued expenses	466,649,913	336,619,958
Taxes payable	266,842,683	154,141,532
Current maturities of long-term debts		
Bonds payable	-	1,000,000,000
Bank loans	468,324,363	439,374,363
Obligations under capital leases	-	7,463,210
Total Current Liabilities	5,230,713,125	4,338,533,950
NON-CURRENT LIABILITIES		
Long-term debts - net of current maturities		
Bonds and guaranteed notes payable - net	2,188,988,398	4,017,982,450
Bank loans	2,136,670,750	250,941,806
Total long-term debts	4,325,659,148	4,268,924,256
Deferred tax liabilities - net	791,919,609	583,022,695
Estimated liabilities for employee benefits	425,739,150	227,979,851
Goodwill - net	3,400,919	-
Total Non-current Liabilities	5,546,718,826	5,079,926,802
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	612,424,888	619,735,513
SHAREHOLDERS' EQUITY		
Capital stock - Rp 100 par value		
Authorized - 30,000,000,000 shares		
Issued and fully paid - 9,444,189,000 shares	944,418,900	944,418,900
Additional paid-in capital	1,182,045,894	1,182,045,894
Differences in values of restructuring transactions among entities under common control	(989,440,807)	(917,740,765)
Unrealized gains on investments in marketable securities - net	72,371,941	31,247,095
Differences arising from changes in equities of Subsidiaries	138,909,956	78,731,138
Differences arising from foreign currency translations	4,951,873	2,064,933
Retained earnings		
Appropriated	50,000,000	45,000,000
Unappropriated	3,839,839,458	3,570,091,062
Treasury stock - 915,600,000 shares	(741,069,341)	(741,069,341)
Net Shareholders' Equity	4,502,027,874	4,194,788,916
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,891,884,713	14,232,985,181

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(Amounts in Thousands of Rupiah, except Earnings per Share)
(UNAUDITED)

	2006 Rp	2005 Rp
NET SALES	10,141,746,841	8,608,699,072
COST OF GOODS SOLD	7,838,588,269	6,469,379,603
GROSS PROFIT	2,303,158,572	2,139,319,469
OPERATING EXPENSES		
Selling	856,788,522	790,495,245
General and administrative	514,609,250	464,697,600
Total Operating Expenses	1,371,397,772	1,255,192,845
INCOME FROM OPERATIONS	931,760,800	884,126,624
OTHER INCOME / (CHARGES)		
Interest income	28,318,182	24,814,788
Interest expense and other financing charges	(442,428,650)	(452,110,827)
Gains (losses) on foreign exchange - net	50,220,898	(445,081,516)
Others - net	(3,955,267)	111,595,877
Other Charges - Net	(367,844,837)	(760,781,778)
INCOME BEFORE INCOME TAX BENEFIT / (EXPENSE)	563,915,963	123,344,846
INCOME TAX BENEFIT / (EXPENSE)		
Current	(177,065,492)	(141,736,744)
Deferred	(79,600,230)	88,081,120
Income Tax Expense - Net	(256,665,722)	(53,655,624)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	307,250,241	69,689,222
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	(39,480,093)	(55,234,954)
NET INCOME	267,770,148	14,454,268
EARNINGS PER SHARE		
Income from Operations	109	104
Net Income	31	2

Notes : 1. Earnings per share is computed based on the weighted average number of outstanding shares during the periods.
2. The foreign exchange rates used at June 30, 2006 and 2005 were Rp 9,300 and Rp 9,713 to US$ 1, respectively.
3. The above Consolidated Balance Sheets as of June 30, 2006 and 2005, and the related Consolidated Statements of Income for the six months ended June 30, 2006 and 2005 had been reviewed by Purwantono, Sarwoko & Sandjaja, Registered Public Accountants.

Jakarta, August 31, 2006

The Board of Directors
PT INDOFOOD SUKSES MAKMUR Tbk